InBev

RECEIVED

**Securities and Exchange Commission** 2008 JUL -7 A 7:29
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

CORPORATE FIN...

[redacted]

08003582

*By courier*

Leuven, 1 July 2008

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

**Benoît Loore**
**Assistant Corporate Secretary**

Enclosure: press releases

*The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.*

# InBev Responds to Anheuser-Busch's Rejection

- **Remains committed to business combination at full and fair price of $65 per share despite a weakened stock market environment**
- **Firm proposal supported by fully committed financing**
- **Provides immediate certainty to investors through all-cash consideration and unparalleled opportunities for stakeholders**

InBev (Euronext: INB) said today that it remains committed to its proposal to create the world's leading beer company through an acquisition of all the outstanding common shares of Anheuser-Busch Companies Inc. (NYSE: BUD) at $65 per-share in cash, representing an immediate premium of 35% over the unaffected share price and a premium of 18% over the previous all-time high in October, 2002.

Carlos Brito, Chief Executive Officer of InBev, said:

"Our firm proposal of $65 per share reflects the full and fair value of the company. The proposal is backed by fully committed financing, and provides immediate certainty of value in a weakened stock market environment. Our firm proposal was rejected in favor of a newly formulated management plan with significant execution risks.

In addition to guaranteeing immediate value for Anheuser-Busch shareholders, our proposal is predicated on an established track record of international expansion and consistent growth in profitability. This combination would create a stronger, more competitive global company with an unrivaled worldwide brand portfolio and distribution network, as well as unmatched economies of scale in a period of rapidly escalating commodity prices. It would provide unparalleled opportunities for consumers, employees, wholesalers, business partners and communities.

Given the seriousness of our firm proposal, we were surprised that we did not hear from Anheuser Busch's Board of Directors, management or advisors prior to the rejection."

InBev's strong preference is to enter into a constructive dialogue to achieve a friendly combination that comprehensively addresses the interests of all constituents. At the same time, InBev remains committed to the combination and will pursue all available avenues that would allow Anheuser-Busch shareholders a direct voice in the process.

Last week, InBev filed suit in Delaware to confirm that Anheuser-Busch shareholders have the ability under Delaware law to remove without cause all thirteen members of the Anheuser-Busch Board. Under Anheuser-Busch's charter and Delaware law it is clear that the eight directors elected after 2006, who together constitute a majority of the Anheuser-Busch Board, are subject to removal and replacement without cause through the written consent procedure. The purpose of the filing is merely to confirm InBev's strong belief that the five directors elected in 2006 may also be removed and replaced through that same mechanism.

**Information for Consumers, Employees, Wholesalers, Business Partners and Communities is available at** www.globalbeerleader.com or www.inbev.com.

Dutch and French versions of this press release will be posted on InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

**Contact information**

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

*This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof. InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.*

###

IMPORTANT INFORMATION

This communication is not a substitute for any solicitation statement and other related documents InBev S.A. ("InBev") would file with the Securities and Exchange Commission (the "SEC") if an agreement between InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") is reached or for any other documents which InBev may file with the SEC and send to Anheuser-Busch stockholders in connection with the proposed transaction between InBev and Anheuser-Busch or any consent solicitation of the stockholders of Anheuser-Busch.

INVESTORS AND SECURITY HOLDERS OF ANHEUSER-BUSCH ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION OR ANY CONSENT SOLICITATION OF THE STOCKHOLDERS OF ANHEUSER-BUSCH.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by InBev through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to InBev's proxy and/or consent solicitor, Innisfree M&A Incorporated at +1 (212)-750-5833.

InBev and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies and/or consents in respect of the proposed transaction or any consent solicitation of the stockholders of Anheuser-Busch. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Other information regarding the participants in a proxy and/or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy and/or consent solicitation statement to be filed by InBev with the SEC.

END